Exhibit 21

Subsidiaries of the Company

Subsidiary	Jurisdiction of Organization
Anaren Microwave, Inc.	Delaware
Anaren Ceramics, Inc.	New Hampshire
Anaren GP, Inc.	New York
Anaren Communications Suzhou Company, Ltd.	China
Anaren Properties LLC	New Hampshire
M. S. Kennedy Corp.	New York
Unicircuit, Inc.	Colorado